Todd E. Lenson Partner T 212.715.9216 F 212.715.8216 tlenson@kramerlevin.com	1177 Avenue of the Americas New York, NY 10036 T 212.715.9100 F 212.715.8000

December 18, 2018

VIA EDGAR

Nicholas P. Panos

Senior Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Merger and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Re:	Intersections Inc.

Schedule 13E-3

Schedule 14D-9

Filed on November 29, 2018 by Intersections Inc.

File No. 005-80290

Dear Mr. Panos:

Reference is made to the letter dated December 6, 2018 (the “Comment Letter”) addressed to Mr. Duane L. Berlin, setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Rule 13e-3 Transaction Statement filed under cover of Schedule 13E-3 (the “Schedule 13E-3”) and Solicitation/Recommendation Statement filed under cover of Schedule 14D-9 (the “Schedule 14D-9”) by Intersections Inc. (the “Company”) with the Securities and Exchange Commission.

This letter sets forth the responses of the Company to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the response to each comment set forth immediately under that comment. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. Please note that the Company has included in Amendment No. 1 to the Schedule 13E-3 and Amendment No. 2 to the Schedule 14D-9, which are being filed via EDGAR simultaneously with this letter, the revisions described below, as applicable.

KRAMER LEVIN NAFTALIS & FRANKEL LLP	PARIS | NEW YORK | SILICON VALLEY

U.S. Securities and Exchange Commission

December 18, 2018

Schedule 13E-3

The Solicitation or Recommendation, page 11

1.

The discussion only addresses fairness of the transaction to the stockholders of Intersections “including [ ] stockholders other than the Rollover Holders.” Please conform the disclosure to the standards codified in Item 1014(a) of Regulation M-A by revising or supplementing this statement to clarify that the fairness determination is directed, as required, to unaffiliated security holders. See Rule 13e-3(a)(4) which defines the term “unaffiliated security holder.”

In response to the Staff’s comment, the Schedule 14D-9 has been revised to include a statement that the Company reasonably believes that the transaction is fair to unaffiliated stockholders in accordance with Item 1014(a) of Regulation M-A under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—(c) Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger—Recommendation of the Board of Directors” and to clarify that the fairness determination is directed to unaffiliated security holders under sub-clauses “(a) Solicitation Recommendation” and (c) Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger” under “ITEM 4. THE SOLICITATION OR RECOMMENDATION.”

2.

Please revise to state, if true, that the Board has produced the fairness determination on behalf of Intersections. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A, by their terms, apply to the subject company as distinguished from the Board. The term “subject company” is defined in Item 1000(f) of Regulation M-A.

In response to the Staff’s comment, the Schedule 14D-9 has been revised to clarify that the Board has produced the fairness determination on behalf of the Company under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—(c) Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger—Recommendation of the Board of Directors.”

3.

Notwithstanding the exhaustive discussion of the procedural safeguards implemented to assure fairness of the Rule 13e-3 transaction, please revise to include the negative disclosures required by General Instruction E of Schedule 13E-3 or advise. Please specifically address the extent to which the transaction was structured to comply with Item 1014(c)-(e) and provide a statement in response to Item 1014(f), or advise.

In response to the Staff’s comment, the Schedule 14D-9 has been revised specifically to address the disclosure required by Items 1014(c)-(e) under “ITEM 4. THE SOLICITATION OR RECOMMENDATION. “ITEM 4. THE SOLICITATION OR RECOMMENDATION” of the Schedule 14D-9 has also been revised to state that the Company has not received any offers as described in Item 1014(f) of Regulation M-A, other than the acquisition proposal from Fund C, as described in more detail under the heading “ITEM 4. THE SOLICITATION OR RECOMMENDATION—(b) Background of the Offer and the Merger.”

U.S. Securities and Exchange Commission

December 18, 2018

Reasons for the Merger…, page 23

4.

Please revise to quantify the cost savings associated with Intersection’s potential, if not certain, future of no longer having to comply with the federal securities laws and otherwise remaining a publicly held issuer. See Instruction 2 to Item 1013(d) of Regulation M-A.

In response to the Staff’s comment, the Schedule 14D-9 has been revised to include a statement regarding the estimated annual recurring cost savings as a result of the Company no longer being a publicly traded company subject to the reporting requirements of the federal securities laws under a new sub-heading “Estimated Annual Cost Savings” under “ITEM 8. ADDITIONAL INFORMATION—(m) Certain Company Information.”

Persons/Assets Retained, Employed, Compensated or Used, page 39

5.

Advise us, with a view towards revised disclosure, how the affiliates have effectuated compliance with Item 10 of Schedule 13E-3 and corresponding Item 1007(c) of Regulation M-A. Alternatively, please direct us to where we can locate this required disclosure given that the cross reference to the tender offer disclosures appears insufficient.

In response to the Staff’s comment, the Schedule 14D-9 has been revised to include the disclosure required by Item 1007(c) of Regulation M-A under new sub-clause “(n) Expenses” under “ITEM 8. ADDITIONAL INFORMATION.”

Item 13. Financial Statements Consideration

6.

Disclosure in Item 13 incorporates by reference information from a section of the Offer to Purchase that is devoid of the actual financial statement information. To the extent that financial information is incorporated by reference into Item 13 of Schedule 13E-3, an express reference must be made to a document that contains the required information and the document from which the information has been so incorporated must be filed as an exhibit under Item 16. Refer to General Instruction F of Schedule 13E-3, which only relieves the filer from having to file a paper “copy” of the financial information so incorporated.

The Company has revised the Schedule 13E-3 in response to the Staff’s comment to include (via incorporation by reference) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 in Item 16 of the Schedule 13E-3 as Exhibit (a)(5)(C) and Exhibit (a)(5)(D).

7.

Financial information has been incorporated by reference into the Schedule 13E-3 in order to satisfy the disclosure obligation under Item 13 of Schedule 13E-3. Under Instruction 1 to Item 13 of Schedule 13E-3, however, Intersections is required to provide a summary of such financial information in accordance with Item 1010(c) of Regulation M-A. Please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all of the reporting periods covered by Item 13 of Schedule 13E-3. Refer to Division interpretation I.H.7 in our July 2001 compilation publicly available at the following link: http://www.sec.gov/interps/telephone/ phonesupplement3.htm.

U.S. Securities and Exchange Commission

December 18, 2018

This interpretation provides guidance on complying with a near-identical instruction within Item 10 of Schedule TO.

In response to the Staff’s comment, the Schedule 14D-9 has been revised to provide summary financial information that complies with Item 1010(c) of Regulation M-A under a new sub-heading “Summary Financial Information” under “ITEM 8. ADDITIONAL INFORMATION—(m) Certain Company Information.” In addition, no Item 1010(c) summary pro forma information was furnished because such summary pro forma information was not considered material as provided in Item 1010(b).

Exhibit 99(c)(2)

8.

We noticed the disclaimer wherein it appears the financial advisor obligated the Special Committee to whom the presentation was “solely” provided to obtain the financial advisor’s prior written consent before making public release of the information. Please revise the disclosure statement to state, if true, that the financial advisor has consented to the use of its disclosure content – including that which has been filed as a separate exhibit — by Intersections for purposes of public disclosure in the Schedule 13E-3. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the link below as being necessary to clarify security holders’ right to rely on such materials. http://www.sec.gov/divisions/corpfin/guidance/ ci111400ex_regm-a.htm.

In response to the Staff’s comment, the Schedule 14D-9 has been revised to include a statement that the financial advisor has consented to the use of its presentation by the Company solely for purposes of satisfying public disclosure obligations required by Schedule 13E-3 under “ITEM 8. ADDITIONAL INFORMATION—(i) Schedule 13E-3.”

Schedule 14D-9

9.

While Item 8 of Schedule 13E-3 requires the issuer to provide an analysis of the factors upon which it relied, as the subject company, to produce its fairness determination in compliance with Item 1014(b) of Regulation M-A, Item 4 of Schedule 14D-9 requires the issuer to provide reasons — as distinguished from factors — in support of its recommendation in accordance with Item 1012(b) of Regulation M-A. Advise us, with a view towards revised disclosure, where we can locate the disclosure that complies with these items.

In response to the Staff’s comment, the Schedule 14D-9 has been revised to provide the disclosure required by Item 1012(b) of Regulation M-A under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—(c) Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger.”

*        *         *

U.S. Securities and Exchange Commission

December 18, 2018

If you have any questions or comments regarding the responses of the Filing Persons to the Staff’s Comment Letter, please do not hesitate to contact me at (212) 715-9216.

Sincerely,

/s/ Todd E. Lenson
Todd E. Lenson

cc:	Duane L. Berlin

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